Date: October 21, 2020

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Re:	Deseo Swimwear Inc. Registration Statement on Form S-1 Filed October 5, 2020 File No. 333-249308

In response to your letter dated October 19, 2020, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Deseo Swimwear Inc. (the “Company”).  Amendment No. 1 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s October 19, 2020 letter in italicized text immediately before our response.

Registration Statement on Form S-1

General

1.

We note that your Form S-1 File No. 333-210419 registering 7,355,000 shares of common stock was declared effective on September 27, 2016. We note that in your registration statement you undertook to file post effective amendments in order to update your prospectus pursuant to Section 10(a)(3) of the Securities Act of 1933. However, we note that you have not filed any post-effective amendments to that registration statement. Please provide us with a legal analysis of your compliance with Sections 5 and 10(a)(3) of the Securities Act of 1933 for offers and sales made under the registration statement since September 2016. Please also tell us whether any offers or sales were made pursuant to the registration statement, including the aggregate number of shares sold, and the time period of such offers and sales.

RESPONSE: The Company is unaware that any offers or sales were made pursuant to the registration statement filed on Form S-1 File No. 333-210419.

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2.

Because you are a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters. Please refer to SEC Release 33-8869 (2007). That release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of 12 months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company’s securities. Accordingly, please revise your prospectus as follows:

•

Please revise your disclosure to state that the selling shareholders must offer and sell their shares for a fixed price for the duration of the offering and disclose the price at which the selling shareholders will offer their shares. In this regard, please revise throughout the prospectus to remove any and all indications that selling shareholders have the ability to sell their shares at market prices. Please note that the shares must be offered at a fixed price because the company is not eligible to make an at-the market offering under Rule 415(a)(4) as it does not meet the requirements of Rule 415(a)(1)(x).

•	Please revise your disclosure to identify your selling shareholders as underwriters on the prospectus cover page.

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Please revise the cover page of your prospectus to prominently disclose that you are considered a shell company and discuss the resale limitations imposed by Rule 144(i) due to your shell company status.

RESPONSE: In accordance with your request, we have revised (i) our disclosure to state that the selling shareholders must offer and sell their shares for a fixed price for the duration of the offering and we have disclosed the price at which the selling shareholders will offer their shares, (ii) our disclosure to identify our selling shareholders as underwriters on the prospectus cover page and (iii) the cover page of our prospectus to prominently disclose that we are considered a shell company and we have discussed the resale limitations imposed by Rule 144(i) due to our shell company status.

3.

We note that your shares are quoted on the OTC Pink marketplace. Please note that an at the-market resale offering under Rule 415 is not available for registrants quoted on the OTC Pink marketplace. To sell shares at market prices, we require an existing trading market for those shares, and we do not consider the OTC Pink to be such a market for purposes of satisfying Item 501(b)(3) of Regulation S-K. Please revise your prospectus to set a fixed price at which the selling shareholders will offer and sell their shares for the duration of the offering. Please make the appropriate revisions on the front cover page of the prospectus and plan of distribution section.

RESPONSE: In accordance with your request, we have revised our prospectus on front cover page of the prospectus and plan of distribution section to set a fixed price at which the selling shareholders will offer and sell their shares for the duration of the offering.

Sincerely,

/s/ Suzanne Renee Cope
Suzanne Cope, President

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